EXHIBIT 99.6
Media release

Rio Tinto and Sumitomo to assess hydrogen pilot plant at Gladstone’s Yarwun alumina refinery
24 August 2021

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MELBOURNE, Australia--(BUSINESS WIRE)-- Rio Tinto and Sumitomo Corporation today announced a partnership to study the construction of a hydrogen pilot plant at Rio Tinto’s Yarwun alumina refinery in Gladstone and explore the potential use of hydrogen at the refinery.
The two global companies have signed a letter of intent that focuses on Yarwun as the location for a Gladstone hydrogen plant that Sumitomo has been studying. If the project proceeds, the pilot plant would produce hydrogen for the recently announced Gladstone Hydrogen Ecosystem.

The study supports the efforts of Australian, Queensland and local governments to establish Gladstone as a clean hydrogen hub of the future.
Rio Tinto Australia Chief Executive Kellie Parker said “Rio Tinto has a long relationship with Sumitomo and we are delighted to partner with them to explore the possibilities of hydrogen, not only for our own refinery, but for Sumitomo to supply industry more broadly in Gladstone.
“Reducing the carbon intensity of our alumina production will be key to meeting our 2030 and 2050 climate targets. There is clearly more work to be done, but partnerships and projects like this are an important part of helping us get there.”
Sumitomo Corporation’s Energy Innovation Initiative Director Hajime Mori said “We are excited about working together with Rio Tinto as our long-term partner to develop this hydrogen project in Gladstone and working toward our company’s vision of achieving carbon neutrality by 2050.
“We believe the pilot plant will play a significant role in establishing the Gladstone Hydrogen Ecosystem.
“Sumitomo has commenced the Design Study and Preliminary Master Planning to build the Gladstone hydrogen ecosystem and we will continue to work towards future hydrogen exports from Gladstone.
Deputy Premier and Minister for State Development Steven Miles said Gladstone is an industrial powerhouse and this partnership presents a great opportunity for the region and for Queensland.
“This is only the beginning of a wave of international collaborations that will lead to new industries and new jobs underpinned by the supply of renewable energy,” Mr Miles said.

“With the Palaszczuk Government’s strong commitment to creating more jobs in emerging industries, we will work to keep Queensland at the forefront of renewable hydrogen and the opportunities that come with it.”
Minister for Energy, Renewables and Hydrogen Mick de Brenni said the Palaszczuk Government was developing Queensland’s Energy Plan to reinforce our platform for international partnerships focused on new technology and a stronger Australia.
“This is a plan to create a renewable energy ecosystem that will power our low-carbon ambitions to transform industry, create thousands of jobs for Queenslanders, and decarbonise not only Queensland but the nation.”
Minister for Regional Development and Manufacturing and Minister for Water Glenn Butcher said the partnership would provide important economic opportunities for the entire Central Queensland region.
“Gladstone’s world-class deep water port, water security through Awoonga Dam, and industry attraction via the local State Development Area have set Gladstone up to become the hydrogen capital of Australia, providing massive employment and supply chain opportunities both locally and in the Central Queensland region.”
The Sumitomo partnership complements a recently announced feasibility study into using hydrogen to replace natural gas in the alumina refining process at Yarwun and provides the potential for larger-scale implementation if the studies are successful.

About Rio Tinto:

Rio Tinto produces high-quality iron ore, copper, aluminium, and minerals that have an essential role in enabling the low-carbon transition. We have publicly acknowledged the reality of climate change for over two decades and have reduced our emissions footprint by over 30 percent in the decade to 2020. We have set 2030 targets to reduce our absolute emissions by 15% and our emissions intensity by 30% relative to our 2018 baseline. These targets are consistent with a 45% reduction in absolute emissions, relative to 2010 levels, and the Intergovernmental Panel on Climate Change (IPCC) pathways to 1.5°C. They are supported by our commitment to spend approximately $1 billion on emissions reduction initiatives over the first five years of the ten-year target period. In 2020, we set new Scope 3 emissions reduction goals to guide our partnership approach across our value chain. Read more about our approach to climate change: www.riotinto.com/invest/reports/climate-change-report

About Sumitomo Corporation:

Sumitomo Corporation (“SC”) is a leading Fortune 500 global trading and business investment company with 135 locations (Japan: 22, Overseas: 113) in 66 countries and regions. The entire SC Group consists of more than 900 companies. SC conducts commodity transactions in all industries utilising worldwide networks, provides customers with financing, serves as an organiser and a coordinator for various projects, and invests in companies to promote greater growth potential. SC’s core business areas include six business units: Metal Products; Transportation & Construction Systems; Infrastructure; Media & Digital; Living Related & Real Estate; and Mineral Resources, Energy, Chemical & Electronics, and one initiative: Energy Innovation.

Sumitomo Corporation established a new business organisation entitled the Energy Innovation Initiative (EII) in April 2021 which will carry this Gladstone project. In order to greatly contribute to the achievement of our long-term goals toward climate change mitigation, "Carbon neutralisation in 2050" and "Realisation of a sustainable energy cycle", we will accelerate our efforts for the materialisation of a hydrogen society by promoting hydrogen related businesses.
View source version on businesswire.com: https://www.businesswire.com/news/home/20210823005690/en/

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